UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                          to

Commission File Number: 0-12870

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First National Bank of Chester County

9 North High Street

West Chester, PA 19381

Report of Independent Registered Public Accounting Firm

Trustees

First National Bank of Chester County Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the First National Bank of Chester County Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within the year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

June 30, 2008

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31,

Assets	2007	2006

Investments, at fair value
Money Market	$ 22,211	$ 23,269
Stable value fund	2,384,391	2,477,070
Mutual funds	9,837,805	8,848,141
Common stock	1,233,133	1,644,778
Participants’ loans	359,877	246,712
Total investments	13,837,417	13,239,970

Receivables
Employer’s fixed contribution receivable	504,094	398,899
Interest and dividend income receivable	8,275	7,348
Total receivables	512,369	406,247
Total Assets	14,349,786	13,646,217

Liabilities

Total Liabilities	-	-

Net Assets Available For Plan Benefits	$ 14,349,786	$ 13,646,217

The accompanying notes are an integral part of these statements

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$ (412,740)
Interest	27,505
Dividends	680,974
295,739

Contributions:
Employer’s-fixed	504,094
Employer’s-matching	305,856
Participants’	791,194
Participants’ rollover	500,032
2,101,176

Total Additions	2,396,915

Deductions from net assets attributed to:
Benefits paid to participants	1,661,719
Administrative expenses	31,627
Total deductions	1,693,346

Net Increase	703,569

Net Assets Available For Plan Benefits
Beginning of year	13,646,217
End of Year	$ 14,349,786

The accompanying notes are an integral part of this statement

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

The following description of First National Bank of Chester County Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan covering eligible employees. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan administrator is First National Bank of Chester County (the “Bank”).

Eligible employees for purposes of making salary reduction contributions means any employee who has completed 90 days of service and has attained the age of 21.

Eligible employees with respect to discretionary profit sharing contributions means any employee who was eligible for making salary reduction contributions and has also completed one year of service.

Contributions

Each year, participants may contribute a percentage of compensation up to the maximum allowed by law not to exceed $15,500 in 2007. If a participant is 50 or older, they can elect to defer additional amounts (catch-up contributions) to the plan up to $5,000 in 2007. The Company contributes 75% of the amount of the salary reduction the participant elects to defer up to 5% of their annual compensation. The matching contribution is made in cash and is invested based upon each participant’s investment choice.

An additional discretionary contribution may be allocated among participants eligible to share in the contribution for the Plan year. The contribution is allocated to the participants’ account in an amount equal to 3% of compensation up to $30,000 and an additional 6% of annual compensation in excess of $30,000 up to $225,000. The discretionary contribution is made in cash and is invested based upon each participant’s investment choice.

The amount of employer contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, (b) the Company’s discretionary contribution and (c) Plan earnings after administrative expenses. Allocation of Plan earnings are based on the participant’s accounts as of the preceding valuation date. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

Vesting

Participants’ are immediately vested in their contributions. Vesting in the Company’s contribution portion of their accounts is as follows:

Years of Service	Percentage
Less than 1	0%
1 but less than 2	33%
2 but less than 3	66%
3 or more	100%

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note A – Description of Plan

Participants’ loans

Participants may borrow from their fund accounts, a minimum of $1,000 or up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participants’ account and bear interest at rates ranging from 5.00% to 9.25% which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid through payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, all distributions from the Plan will be made in one lump-sum payment in cash or in property allocated in the participant’s account.

If a participant’s employment with the Company is terminated for any other reason than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant. If their account balance is greater than $5,000, the participant has the option of receiving a lump-sum payment or maintaining their account balance with the Plan for an annual fee.

Forfeited accounts

At December 31, 2007 and 2006 forfeited non-vested accounts totaled $5,591 and $55,431, respectively. Those amounts may be used for several purposes such as the payment of Plan expenses. Any forfeitures attributable to matching or discretionary contributions not used by the Plan will be used to reduce employer contributions to the Plan.

Note B – Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of First Chester County Corporation’s common stock are valued at quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan enters into an investment contract with the Lincoln National Life Insurance Company. The contract allows the Plan to offer an investment option, Lincoln Stable Value Account, with a guaranteed rate of return. Once invested in this fund, the participant may be limited under certain circumstances to transfer or withdraw funds from the investment. In accordance with the provisions of SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans,” the stable value account was determined to be fully benefit-responsive by the plan administrator; accordingly, it is stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), which approximates fair value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate for the years ended December 31, 2007 was approximately 3.85%. The crediting interest rate is based on a formula agreed upon with the issuer, but in no event is less than 1.75%. Such interest rates are reset quarterly.

Generally there are not any events that could limit the ability of the plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

Purchases and sales of securities are recorded on a trade-date basis. Interest is accrued as earned. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note B – Summary of Significant Accounting Policies

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note C – Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

December 31,

	2007	2006
Lincoln Stable Value Account
2,384,391 and 2,477,070 shares, respectively	$ 2,384,391	$ 2,477,070
American Funds – Bond Fund of America R3
90,116 and 74,441 shares, respectively	1,176,927	991,557
American Funds – EuroPacific Growth R3
25,069 and 21,422 shares, respectively	1,254,944	983,277
American Funds – Growth Fund of America R3
28,359 and 19,368 shares, respectively	950,585	628,488
Davis Funds NY Venture A
30,163 and 32,090 shares, respectively	1,206,809	1,236,108
Delaware American Services A
42,292 and 37,274 shares, respectively	746,023	689,575
Goldman Sachs Mid Cap Value A
27,582 and 22,115 shares, respectively	975,028	854,295
Van Kampen Comstock R
93,419 and 86,946 shares, respectively	1,633,907	1,673,707
Vanguard 500 Index
10,523 and 11,640 shares, respectively	1,422,183	1,520,115
First Chester County Corporation Common Stock
69,776 and 76,974 shares, respectively	1,233,133	1,644,778

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $412,740 as follows:

2007
Mutual funds	$ (186,481)
Common stock	(226,259)
$ (412,740)

Note D – Related Party Transactions

Certain Plan assets are invested in shares of common stock of First Chester County Corporation, the parent company of the Bank. In addition, the Bank is the plan sponsor and administrator. Accordingly, these transactions qualify as party-in-interest.

Note E – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note F – Tax Status

The Trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the Internal Revenue Code (the "Code"), and, accordingly, the trust’s net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter dated February 12, 2003 from the Internal Revenue Service and the Plan administrator believes that the Plan continues to qualify and to operate in compliance with the applicable requirements of the Code.

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a) Party in interest	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
	Lincoln	2,238,391 shares of Lincoln Stable Value Account	$2,384,391	$2,384,391
	Wilmington Trust	22,211 shares of Wilmington Trust Prime Money Market	22,211	22,211
	American Funds	90,117 shares of American Funds Bond Fund of America R3	1,191,258	1,176,927
	AIM	6,886 shares of AIM Real Estate A	213,587	157,131
	American Funds	25,069 shares of American Funds EuroPacific Growth R3	1,133,289	1,254,944
	American Funds	28,359 shares of American Funds Growth Fund of America R3	940,666	950,585
	Baron	8,009 shares of Baron Small Cap	194,403	190,844
	Davis Funds	30,163 shares of Davis NY Venture A	1,056,947	1,206,809
	Delaware Investments	42,292 shares of Delaware American Services A	733,786	746,023
	Diamond Hill Funds	5,478 shares of Diamond Hill Small Cap A	137,126	123,424
	Goldman Sachs	27,582 shares of Goldman Sachs Mid Cap Value A	1,025,328	975,028
	Van Kampen	93,419 shares of Van Kampen Comstock R	1,714,342	1,633,907
	Vanguard	10,523 shares of Vanguard 500 Index	1,124,239	1,422,183
*	First Chester County Corp	69,776 shares of First Chester County Corp Common Stock	1,317,450	1,233,133
	Plan Participants	Participant loan balances outstanding (interest rates of 5.00% - 9.25%)	359,877	359,877
				$ 13,837,417

FIRST NATIONAL BANK OF CHESTER COUNTY

RETIREMENT SAVINGS PLAN

EIN 23-1209886

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

DECEMBER 31, 2007

(a) Identity of Issuer, Borrower, Lessor, or Similar Party	(b) Description of investment	(c) Cost of Acquisition	(d) Proceeds of Disposition
Lincoln	Lincoln Stable Value Account	1,314,114	1,406,792
Wilmington Trust	Wilmington Trust Prime Money Market	3,805,486	3,805,486
American Funds	American Funds Bond Fund of America R3	779,673	570,952
AIM	AIM Real Estate A	146,181	47,794
American Funds	American Funds EuroPacific Growth R3	453,657	265,035
American Funds	American Funds Growth Fund of America R3	599,675	289,742
Baron	Baron Small Cap	135,675	11,071
Davis Funds	Davis NY Venture A	168,440	251,292
Delaware Investments	Delaware American Services A	193,214	96,993
Diamond Hill Funds	Diamond Hill Small Cap A	81,449	29,133
Goldman Sachs	Goldman Sachs Mid Cap Value A	421,530	210,056
Van Kampen	Van Kampen Comstock R	444,530	321,028
Vanguard	Vanguard 500 Index	263,009	418,081
First Chester County Corp	First Chester County Corp Common Stock	197,321	382,707

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

First National Bank of Chester County By: /s/ John Balzarini Name: John Balzarini Title: Chief Financial Officer First National Bank of Chester County